August 11, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: CareMax, Inc.

Form 10-K for the Year Ended December 31, 2022

Form 10-K/A for the Year Ended December 31, 2021

Correspondence Letter dated July 20, 2023

File No. 1-39391

We are writing to address the comment raised in the letter to CareMax, Inc. (the “Company”), dated July 20, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2021. The response below corresponds to the caption and number of the comment of the Staff (reproduced below in italics).

Form 10-K for the Year Ended December 31, 2022

Adjusted EBITDA, page 69

1.
We note your response to comment 1. The adjustments for stay-on bonuses and duplicative salaries in your determination of Adjusted EBITDA are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated. In this regard, please revise your determination of Adjusted EBITDA to remove these adjustments.

Response:

The Company respectfully notes the Staff’s comment and beginning with the Form 10-Q for the three months ended June 30, 2023, which was filed with the Commission on August 9, 2023, the

Company is no longer adjusting for stay-on bonuses and duplicative salaries in its calculation of Adjusted EBITDA, for any period presented.

Refer to the Form 10-Q for the three months ended June 30, 2023, under Item 2, section Adjusted EBITDA pages 34 and 35 for the updated presentation and disclosure.

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The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings. If you have any questions related to this letter, please contact the undersigned at (786) 360-4768 or Erick Fernandez, the Company’s Chief Accounting Officer, at (305) 239-8937.

Sincerely,

/s/ Kevin Wirges

Kevin Wirges

Chief Financial Officer and Treasurer